Exhibit No. 21

Subsidiaries of the Registrant

State of Incorporation

Heartland Express, Inc.	Parent	NV
Heartland Express, Inc. of Iowa	Subsidiary	IA
Heartland Express Maintenance Services, Inc.	Subsidiary	NV
Heartland Express Services, Inc.	Subsidiary	NV
Midwest Holding Group, LLC	Subsidiary	WI
Millis Transfer, LLC	Subsidiary	WI
Smith Transport, LLC	Subsidiary	PA
Transportation Resources, Inc.	Subsidiary	MO
Contract Freighters, Inc.	Subsidiary	MO
Soluciones Internationales de Transporte, S.A. DE C.V.	Subsidiary	MX
CFI Mex, S. de R.L. de C.V.;	Subsidiary	MX
CFI Logistica, S.A, de C.V.	Subsidiary	MX

Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of certain other subsidiaries of Heartland Express, Inc. are omitted. These subsidiaries, considered in the aggregate, would not constitute a "significant subsidiary" under SEC rules.